## Contact

www.linkedin.com/in/charity-steele (LinkedIn)
www.facebook.com/groups/bcbabusiness (Other)

## Top Skills

Industry Knowledge
Independent ABA Business Mentor
Small Business Consulting

# Charity Steele, M.S., BCBA

Founder & CEO of TreSource, Inc., Independent ABA Practice Business Mentor, ACE Provider, Host of The Independent Behaviorist Podcast, Author

Livermore, California, United States

## Summary

Charity Steele is a BCBA who owned and operated an ABA practice in Northern California for 14 years. In 2020 she founded TreSource, Inc., an organization dedicated to supporting independent ABA practitioners. Charity recognizes the field of Behavior Analysis is rapidly changing and sees immense opportunities for Behavioral Specialists to design their dream career while extending their services via an independent practice model. However, Charity understands this model poses several challenges for many, one of the primary being the ability to reach out and connect with clients. Parents, teachers, and professionals are equally met with this challenge, often being unable to locate a specialist who is available and can meet their needs. TreSource.com emerged from a deep passion to form a solution by creating a dynamic online directory where prospective clients and Behavioral Specialists can connect. Charity also recognizes the journey into independent practice can be intimidating and is passionate about helping providers learn the strategies and techniques needed to achieve personal and professional goals. Through the ABA Business Mentorship Services, Charity offers guidance designed to help Behavioral Specialists navigate through the business process so they can more quickly and easily become thriving independent practitioners.

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## Experience

### Livermore Downtown Inc.

Board Member
January 2024 - Present (11 months)
Livermore, California, United States

### Akiva

Independent Consultant
June 2023 - Present (1 year 6 months)

TreSource Inc.
Chief Executive Officer
January 2020 - Present (4 years 11 months)
California, United States

R.OS.E.S., Inc.
Chief Executive Officer
January 2010 - August 2022 (12 years 8 months)

Independent Applied Behavior Analysis Practitioner & Small Business Owner

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# Education

CSU Stanislaus
Master of Science - MS, Psychology with Concentration in Behavior
Analysis · (2005 - 2009)